UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30542 / May 29, 2013

	:
In the Matter of	:
	:
GOLDMAN SACHS TRUST II	:
GOLDMAN SACHS ASSET MANAGEMENT L.P.	:
GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL	:
	:
200 West Street, 15th floor	:
New York, NY 10282	:
	:
	:
(812-14078)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Goldman Sachs Trust II, Goldman Sachs Asset Management L.P., and Goldman Sachs Asset
Management International filed an application on September 21, 2012, and an amendment to the
application on March 8, 2013, requesting an order under section 6(c) of the Investment Company
Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under
the Act, as well as from certain disclosure requirements. The order permits applicants to enter
into and materially amend subadvisory agreements without shareholder approval and also grants
relief from certain disclosure requirements.

On April 29, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30496). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Goldman Sachs Trust II et al. (File No. 812-14078) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary